T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH 43230

June 8, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-7010

Re:           T&G Apothecary, Inc.
Registration Statement on Form S-1
Filed April 7, 2011
File No.: 333-173359

Dear Ms. Pamela A. Long:

 T&G Apothecary, Inc., submits this response to your May 2, 2011 letter. Below are your comments and the company’s responses.

general

1.
we note that you currently have eight million shares outstanding and that you are registering for resale three million shares held by your selling shareholders, an amount which represents all shares held by non-affiliates. In view of the facts and circumstances surrounding your offering as we understand them and the fact that you are registering for resale 37.5% of your outstanding shares, it appears that the transaction might not be a secondary offering eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) and instead may be a primary offering. Please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Please provide a detailed response that addresses the following among any other relevant factors:

· how long the selling shareholders have held the shares;
· the circumstances under which the selling shareholders received the shares;
· the selling shareholders’ relationship to the issuer;
· the amount of shares involved;
· whether the selling shareholders are in the business of underwriting securities; and
· whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the company.

to assist you in preparing your response, you may wish to refer to question 612.09 of the division’s compliance & disclosure interpretations for securities act rules, which can be found on our website.

The selling shareholders are registering their shares for resale.  The company is not conducting a primary offering of its shares.   The selling shareholders will receive all proceeds from the offering.  The selling shareholders have currently held their shares for 4 months, and will likely have to hold them for another 3 months before they are able to sell them in this offering. The selling shareholders paid cash for their shares under subscription agreements with the company.  The selling shareholders have reduced their offering in the amended registration statement from 3,000,000 total shares to 1,200,000 total shares or 15% of the company issued and outstanding shares.  This amount represents only 40% of the non-affiliate shares and only 15% of the issued and outstanding shares. None of the selling shareholders are in the business of underwriting securities and they are not acting as a conduit on behalf of the company for any purposes.

2.
your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and a working capital deficit, no supplier or distribution agreements, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your chief executive officer and secretary). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

The company is in the business of developing and selling person care products for women.  It is has a specific plan and purpose, as detailed in the registration statement and is not looking to “engage in a merger or acquisition with an unidentified company or companies, or other entity or person” as contemplated by Rule 419. Therefore Rule 419 does not apply to the offering.

registration statement cover page

3.	in your next amendment, please include your Primary Standard Industrial classification code number.

The company elected 2844 as its Primary Standard Industrial Classification Number.

summary, page 5

4.
Please clearly state that you have no operations and have not commenced developing your personal care products line and, if true, that you are not a blank check company and have no intention to enter into a business combination.

The company included in the summary section that it has been developing its product line and is not a blank check company with the intention of entering into a business combination.

selling shareholders, page 16

5.
We note that you have registered for resale all the shares of common stock that are currently held by non-affiliates. Please disclose how you decided to register these shares. Additionally, please describe the transactions by which the selling shareholders received the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, and the number of shares received.

The company included a description of the Regulation D offering and explained why it is registering the shares.

6.
Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The selling shareholders purchased shares as an investment and not as a means to undertake a distribution.  All shareholders are family, friends and business associates of the company and invested in the business pursuit of a developing and selling person care products for women.

directors, executive officers, promoters, and control persons. page 18

7.
Please revise your disclosure immediately following this heading to clearly state, if true, that you have two executive officers and one director. Additionally, please revise your disclosure to clearly state the name and principal business of Ms. Johnson's employer for the past five years and Mr. Stupprich's principal employment and the name and principal business of his employer during the past five years. See Item 401(e) of Regulation S-K.

The company included the requested items. Carolyne S. Johnson has worked at Language Access Network, Inc., a publicly traded company, as in-house paralegal in 2006 until 2008.  Beginning March 2008, Carolyne Johnson began working at Capital City Energy Group, Inc. as a paralegal working directly under the guidance of their corporate counsel.  Ms. Johnson is still acting as a subcontractor for them on a part-time basis but is focused on T&G Apothecary, Inc.  Mr. Stupprich began his apprenticeship for Peck, Hannaford, & Briggs Co. sheet metal in 2006 for and has recently completed it and is now a Journeyman. Simultaneously in 2007, he began a TwoCan Landscape business where is he currently its President and principal designer.

8.
Please specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Johnson should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

The company included this disclosure already in its initial filing.

security ownership of certain beneficial owners and management. page 20

9.
You provide beneficial ownership information as of December 31, 2010 although your disclosure states on page 23 that you were not incorporated until January 17, 2011. Please revise to reconcile this apparent discrepancy.

The company changed the incorrect date to June 7, 2011.

10.	Please revise the parenthetical relating to Directors and Officers to indicate that there are two persons in this category.

The company changed the parenthetical to correct the disclosure.

interests of named experts and counsel. page 22

11.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

The company included the address in this section.

description of business. page 23

12.	In this section, please provide the following information required by Item 101 (h) of Regulation S-K:
· the methods of competition;
· the sources and availability of your “uniquely innovative raw materials;”
· the effect of existing or probable governmental regulations on the business; and
· the number of total employees and number of full-time employees.

In response to this comment, the Company plans to compete in the market by offering a certified organic product as an alternative to synthetic products out there. The ingredients or raw materials to the Company’s formulas are readily available in retail stores.  The Company included a disclosure concerning government regulations.  The only current employee is Carolyne S. Johnson. She is full-time.

13.
On page 13, we note your reference to current intellectual property rights, including trademarks. On page 25, we note that you consider your formulations to be proprietary as they have been privately developed. In this section, please describe any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. See Item 101 (h)(4)(vii) of Regulation S-K.

The company clarified that it has no intellectual property protection over its formulations.

14.
Please also tell us supplementally how you regard the formulations for your initial products to be proprietary, as you have published them in your filing. In this regard we also note that you have included directions on how to make these products. For example, you advise not to use food coloring in the rose bath salts, and include the statement "I usually use olive oil" in the lemon sugar exfoliating body scrub, and in all cases to place the products "in a pretty container". These statements seem more consistent with advising readers how to make these products at home than with the notion that you will make these products and sell them.

The company revised the disclosure to better describe the nature of its formulations. The word proprietary, which has legal and ownership significance, was replaced with word unique.

15.
We note your reference to Whip-Smart Development on page 25. Please clearly state whether you have entered into agreements or negotiations with Whip-Smart, and if so, discuss the material terms of any agreements in the filing and include a copy of any agreements as an exhibit to the registration statement.

In response to this comment, the Company has not entered into a material agreement with Whip-Smart, but has been in contact with the company to discuss pricing, options and styles of product containers.

16.	We note your discussion of the "prestige market online" on page 26. Please explain this concept in more detail.

In response to this comment, the Company provides that “prestige market” refers to companies such as La Mer, Sisleya, Naturra Bisse, Fresh, Orlane, Z. Bigatti, and La Prairie  that have luxurious products with very decorative and expensive containers.  Therefore, the containers are key to our products’ success as well.

17.
Please revise this section to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan. For example, please disclose when you plan to enter into an agreement with Sensibility Soaps, when you anticipate sampling the finalized products, and when you plan to chose all the peripheral items involved in the manufacturing and marketing process. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step. Please also disclose the total amount of money necessary to commence operations in March 2012. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

In response to this comment, the Company included a detailed plan of operation in the MD&A section of the prospectus.

18.
We note that you have recently developed an online store for distribution of your products. Please clarify whether your website is currently operational. In addition, please tell us whether you intend to use your website in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your website.

The company has a website at www.tgapothecary.com, but it is still under construction.  The only section that has yet to be added is the shopping cart, once the products will be manufactured.  There will be no additional operational expenses with adding this section to the website as it was already included in the website expense.  The company does not plan to use the website at all for the offering.

description of property. page 26

19.	We note that you maintain a corporate office. In accordance with Item 102 of Regulation S-K, please disclose whether the property is owned or leased and describe its general character.

In response to this comment, the Company has an office at the home of Ms. Johnson and it is equipped with a fax machine, printers, computers, phone, desk, and filing cabinets.

management's discussion and analysis of financial condition and results of operations, page 26 liquidity and capital resources, page 27

20.
We note that your financing activities generated $18,375 during the period ended February 28, 2011. On page F-10, we note that you received this amount pursuant to a promissory note with a related party. Please describe this promissory note in more detail, including the interest rate and due date, and identify the related party. Additionally, we note that you plan to fund operations through debt and/or equity financing arrangements and that you do not have any formal commitments for the sales of stock or advancement or loan of funds at this time. Please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

The company included the requested items.

certain relationships and related transactions, page 28

21.	We note that you identified Ms. Johnson as a promoter of your company on page 23. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K.

The company updated the section titled “Certain Relationships and Related Transactions” to include this information.

22.	Please revise this section to disclose the related party note transaction you describe on page F-10.

The company updated the section titled “Certain Relationships and Related Transactions” to include this information.

market for common equity and related stockholder matters, page 28

23.
In this section, please disclose the number of shares of common stock, if any, that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to register under the Securities Act for resale by security holders. See Item 201(a)(2)(ii) of Regulation S-K.

The company added the disclosure in regards to Item 201(a)(2)(ii).  The company has a disclosure that states that it has not granted registration rights to any person.

executive compensation, page 30

24.
We note that you identify Scott Stupprich as secretary on page 18, but that you identify Arnold Coleman as secretary in the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year End Table. Please revise your disclosure to revise this apparent discrepancy.

The company made the correction.

report of independent registered public accounting firm, page f -1

25.
The amount of accumulated losses as of February 28,2011 as disclosed in your balance sheet on page F-2 does not appear consistent with the amount presented in your independent accounting firm's audit opinion on page F-l. Please revise your filing or have your independent accounting firm revise their audit opinion accordingly.

The discrepancy has been fixed.

note 1 organization and summary of significant accounting policies, page F-6

26.
Please revise to describe the nature of the restrictions on your restricted cash balances. Please also tell us how you determined it was appropriate to include restricted cash within your total cash at the end of the period in your cash flow statement on page F-5. Please refer to ASC 230-10-45-4.

In response to this comment, the Statement of Cash Flows has been revised to exclude the restricted cash from cash at the end of the period.

note 4 note payable related party, page f-10

27.
Please revise your filing to describe the nature of the related party relationship you have with the party who granted you the $18,375 Promissory Note. Please also describe the terms of any debt covenants associated with this note and disclose your compliance status as of February 28, 2011, if applicable.

In response to this comment, the Company has revised the footnote to describe the nature of the related party, and the compliance status to read as follows. There are no debt covenants to disclose.

  NOTE 4 – NOTE PAYABLE – RELATED PARTY

On January 19, 2011 the Company entered into a Promissory Note Agreement whereby the Company received $18,375 from our officer and director, Ms. Johnson.  The note accrues interest at a rate of 10.0% per annum, is unsecured and is due on demand.  As of February 28, 2011, the Company had accrued interest payable of $201 and the note is in good standing.

recent sales of unregistered securities, page 35

28.
We note that you sold five million shares to Ms. Johnson on November 10, 2010 and that you completed a private placement in January 2010; however, your disclosure states on page 23 that you were not incorporated until January 17, 2011. Please revise to reconcile these apparent discrepancies.

The company fixed the discrepancy.

29.	In accordance with Item 701(b) of Regulation S-K, please identify the persons or class of persons to whom the private placement shares were sold.

The company referred the reader to the section titled “Selling Shareholders.”

undertakings, page 37

30.	Please tell us why you have included the Rule 430B undertaking, as it does not appear that the offering falls within the scope of Rule 430B. Alternatively, you may delete this undertaking.

The company deleted the portion as requested.

Please allow this correspondence to serve as acknowledgment by the Company of the following:

§	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

§
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

§
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carolyne S. Johnson
Carolyne S. Johnson